Filed by EpiCept Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

On January 18, 2013, EpiCept Corporation made available on its website a link to the presentation that Daniel Teper of Immune Pharmaceuticals made at the 6th Annual OneMedForum.  A transcript from that presentation follows.

Immune
OneMedForum Conference
January 9, 2013

[0:00:01]

Moderator:                                  Our next presenter is Doctor Daniel Teper, the founder and CEO of Immune Pharmaceuticals.  Doctor Teper was previously a New York based Partner of Leading Strategy Consulting firm advising pharma and public biotech companies.  He has also held senior executive positions in the US and Europe.

Dr. Teper:                                          It is a pleasure to present the merger of Immune Pharmaceuticals and EpiCept Corporation at the OneMed Forum here in San Francisco.  Before I get into the details, obviously there are some forward looking statements particularly regarding EpiCept which is a US publicly traded company.  We announced last November, actually November 8th, the signature of a definitive agreement to merge between Immune Pharmaceuticals, an antibody therapeutic focused company with EpiCept Corporation, which is listed in both New York and Stockholm.

The combined company will focus on antibody therapeutics and other targeted therapies for cancer and information.  We will be filing a proxy for shareholder approval later this month and we expect the closing of the transaction in the coming months.  The combined company will be called Immune Pharmaceuticals and will have a portfolio of four clinical stage drugs lead by Immune Pharmaceutical’s bertilimumab, a first in class fully immune antibody against the noval target called Eotaxin-1, which I will discuss later, and EpiCept’s AmiKet™, a phase III-ready drug for the treatment of chemotherapy induced peripheral neuropathies.

Additionally, there are two other cancer drugs from EpiCept and there is a very promising antibody drug conjugate platform that Immune is moving towards the clinic.  The combined company will have executives from both EpiCept and Immune Pharmaceuticals.  Robert Cook, the acting CEO of EpiCept will join the management team as Chief Financial Officer and Dr. Allard from EpiCept will be the Chief Medical Officer of the combined company, the rest of the team being current Immune executives.

The board will be comprised primarily of current Immune board members and Robert Cook.  Doctor Sidransky, who recently joined us, is the Vice Chairman.  He is a well known oncologist, a department head at Johns Hopkins and was the Vice Chairman of Imclone Systems for four years prior to the sale to Elli Lilly.  The combined pipeline has multiple clinical stage shots on goal with bertilimumab, primarily Crohn’s Disease and ulcerative colitis and severe asthma.

The oncology pipeline will include AmiKet and the two vascular disruptive agents, Axiza® and crolibulin.  The lead compound among NanomAbs is Gemcitabine and Paclitaxel NanomAbs for pancreatic cancer and also lung cancer.

Providing a little bit more detail, bertilimumab targets a chemokine called Eotaxin-1 that supports multiple pharmacological activities.  Those activities have been demonstrated both in scientific studies as well as in the clinic.  The primary activity is a reduction of eosinophilic inflammation and that’s relevant for Crohn’s and colitis as well as for severe asthma.  More recently, publications have shown the role of Eotaxin-1 in angiogenesis and neurogenesis.

If you take all of those properties, it gives you the range of indications that we will potentially study in phase II clinical trials.  The focus, as I mentioned earlier, will be on Crohn’s and colitis first and on severe asthma second.  If we look at Crohn’s Disease and ulcerative colitis in recent years, the anti-TNF antibodies, particularly Remicade and Humira have taken it to a first stage beyond corticosteroids.  They have actually demonstrated not only short term effect but deep remission, but they also have their limitations.  There is a new generation of neurological treatments that includes drugs developed by companies like Genentech and Medimmune as well as bertilimumab.

One of the potential advantages of bertilimumab is a personalized medicine approach whereby an Eotaxin-1 target, which is a mediator of the disease, is also a biomarker that can be dosed both in the serum and in the tissue.  We are initiating currently a phase II double-blind placebo controlled clinical trial in patients with moderate to severe ulcerative colitis that are selected on the basis of high tissue effects in Eotaxin-1.  The study will enroll 120 patients and will provide proof of concept and I will say even proof of relevance in ulcerative colitis.

The initial potential indication for bertilimumab when it was developed originally by Cambridge Antibody in the UK was asthma.  There is a lot that has been learned about eosinophilic asthma in the last 10 years.  There is a cytokine called Interleukin 5 and a chemokine called Eotaxin-1, which are two relevant targets.  Interleukin 5 has been pursued primarily by GSK and originally by Schering, now part of the Teva portfolio with mepolizumab and resilizumab, respectively.

In recent phase III trials, GSK has demonstrated the relevance of targeting Eotaxin-1 in severe asthma patients, actually in the 5% most severe asthma patients.  That’s also where Xolair from Genentech and Novartis is being used and that will be the target for bertilimumab.  We are planning to initiate a pilot study in 2013 and in 2014 expand the development into severe asthma.

AmiKet is a drug developed by EpiCept that has to date been studied in 1,600 patients, and I would particularly focus on the 461 patients in the National Cancer Institute sponsored trial in chemotherapy-induced peripheral neuropathy, which was statistically significant and led the FDA to provide fast track designation for AmiKet.  AmiKet in CIPN may fill significant medical need and has a potential to generate significant sales in the United States and internationally.  Immune and EpiCept are committed to continue partnering discussions and initiating the phase III trials after the partnership effort is successfully completed.

NanomAbs is the antibody drug conjugate platform from Immune.  As you know, Seattle Genetics and Immunogen have proven the validity of the ADC concept, our technology which basically conjugates monoclonal antibodies whose drug loaded nanoparticles is part of a second generation that also comprise technologies from Merrimack and BIND Bioscience.  Some of the potential advantages of the NanomAbs technology are a higher payload and more versatility in terms of the compounds that can be included in the nanoparticle.  A lead program is a combination of gemcitabine and paclitaxel with an antibody that targets pancreatic cancer cells and lung cancer cells.  I want to remind you that recently Celgene presented the results of a vaccine that is a nanoparticle in combination with Gemzar®, which improves significantly overall survival in pancreatic cancer cells.

We expect to get to the clinic in coming years and provide significant benefits to cancer patients.  We have a library of cytotoxins and antibodies and therefore there will be a number of products that we can develop internally or in partnership with pharma and biotech companies.  In summary, the merger of EpiCept and Immune Pharmaceuticals creates a global biopharmaceutical company with listings in the US and in Europe and Stockholm.  It has a pipeline of four drugs in phase II and phase III clinical stage, essentially first in class and best in class compounds in areas of significant medical needs.  Over the next two years following the closing of the transaction, we have multiple milestones including results of trials in phase II with bertilimumab in multiple indications, partnering of AmiKet and initiation of the phase III and partnering of the NanomAbs.

We are very excited about the potential of the new Immune Pharmaceuticals and delighted to present here in San Francisco.

[0:12:26] [End of audio]

Additional Information

In connection with the proposed transaction, EpiCept will file a proxy statement with the U.S. Securities and Exchange Commission (SEC) seeking appropriate stockholder approval. STOCKHOLDERS OF EPICEPT AND OTHER INVESTORS ARE URGED TO READ THE PROXY STATEMENT (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS TO THE PROXY STATEMENT) REGARDING THE PROPOSED TRANSACTION WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. EpiCept’s stockholders will be able to obtain a copy of the proxy statement, as well as other filings containing information about Immune and EpiCept, without charge, at the SEC’s Internet site (www.sec.gov). Copies of the proxy statement and the filings with the SEC that will be incorporated by reference in the proxy statement can also be obtained, without charge, by directing a request to EpiCept Corporation, 777 Old Saw Mill River Rd, Tarrytown, NY 10591, Attention: Investor Relations, Telephone: (914) 606-3500.

Participants in the Solicitation

EpiCept and its directors and executive officers and Immune and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of EpiCept in connection with the proposed transaction. Information regarding the special interests of these directors and executive officers in the merger transaction will be included in the proxy statement of EpiCept referred to above. Additional information regarding the directors and executive officers of EpiCept is also included in EpiCept’s proxy statement for its 2011 Annual Meeting of Stockholders, which was filed with the SEC on

April 28, 2011. Additional information regarding the directors and executive officers of EpiCept is also included in EpiCept’s registration statement Post-Effective Amendment No. 1 to Form S-3 on Form S-1, which was filed with the SEC on April 6, 2012. These documents are available free of charge at the SEC’s web site (www.sec.gov) and from Investor Relations at EpiCept at the address described above.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended (the “Act”). The securities issued in exchange for all of the outstanding shares of Immune will not be and have not been registered under the Act and may not be offered or sold in the United States absent registration or an applicable exception from registration requirements.

The merger agreement and any accompanying issuance of shares by Immune Pharmaceuticals are not, under any circumstances, to be construed as an advertisement or a public offering of securities in Israel. Any public offer or sale of securities in Israel may be made only in accordance with the Israeli Securities Act-1968 (which requires, inter alia, the filing of a prospectus in Israel or an exemption therefrom).